Mail Stop 4561

July 26, 2007

Mr. Randolph H. Brownell, III
Chief Operating Officer and Chief Financial Officer
New Media Lottery Services, Inc.
370 Neff Avenue, Suite L
Harrisonburg, VA 22801

> **Re:** **New Media Lottery Services, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended April 30, 2006**
> **Filed September 27, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended July 31 and October 31, 2006**
> **Filed September 19 and December 20, 2006**
> **File No. 0-49884**

Dear Mr. Brownell:

We have reviewed your response letter dated May 29, 2007 and have the following additional comments.

Form 10-KSB/A for fiscal year ended April 30, 2006

Financial Statements

Consolidated Statements of Cash Flows, page F-7

1.   We have reviewed your response to prior comment 1. Please file an amended Form 10-KSB that incorporates the proposed revisions. In addition, please also revise your disclosure regarding the offering in Note 1 at page F-8. Finally, please revise to label the financial statements for the periods affected as restated and revise your financial statements to include the disclosures required by paragraph 26 of SFAS 154. We may have further comment after we have reviewed your amendment.

2.   We do not note a response to prior comment 2. We have read your response to comment 4 in our letter dated March 20, 2007. In your amended filing, please revise to disclose the entire amount, including principal and interest, which was retired by issuance of common stock as a non-cash activity on your statement of cash flows.

2f. Basic Net Loss per Share of Common Stock, page F-9

3.   We have read your response to prior comment 3. In addition to providing disclosure regarding the number and terms of the warrants outstanding, please tell us how you are currently accounting for these warrants, including reference to the accounting literature on which you relied.

Form 10-QSB for fiscal quarter ended October 31, 2006

Financial Statements

Note 3 – Material Events, page 6

4.   We have reviewed your response to prior comment 4. Please tell us whether you have determined such corrections to be material to require amended filings, and the basis for such conclusions. If you do not plan to complete amended filings, please tell us how you plan to address the restatements in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter with your proposed revisions on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant